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                            February 8, 2023

       Lisa Haddad
       Partner
       Goodwin Procter LLP
       100 Northern Avenue
       Boston, MA 02210

                                                        Re: Ritchie Bros.
Auctioneers Incorporated
                                                            Amended
Registration Statement on Form S-4
                                                            Filed February 1,
2023
                                                            File No. 333-268787

       Dear Lisa Haddad:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Background of the Mergers, page 67

   1. We note that you first disclose information about the transaction with Starboard on
                                                        December 14, 2022 and
that until January 22, 2023 there is no description of any
                                                        discussions or
negotiations with Starboard or any description of the board or management being involved any such
negotiations. Please provide additional information about the negotiations with
Starboard and the board and management's actions in that respect.
       RBA's Reasons for the Mergers and Recommendation of the RBA Board, page
91

   2. Please revise your disclosure to describe what, if any, consideration the RBA board gave to Starboard's
investment and the appointment of a Starboard representative to the RBA board in determining
that the merger, RBA share issuance and other related
 Lisa Haddad
Goodwin Procter LLP
February 8, 2023
Page 2
      transactions were in the best interests of RBA and its shareholders and resolved to recommend that RBA shareholders approve the RBA share issuance at the RBA special meeting.
3. On a related note, please disclose whether the RBA board requested that Goldman Sachs or Guggenheim Securities include the Starboard transaction in their analyses to determine whether the merger consideration to be paid by RBA for each share of IAA common stock pursuant to the merger agreement was fair from a financial point of view to RBA.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     You may contact Dan Duchovny at (202) 551-3619 if you have questions regarding our comments.



                                                           Sincerely,
FirstName LastNameLisa Haddad
                                                           Division of
Corporation Finance
Comapany NameGoodwin Procter LLP
                                                           Office of Mergers
and Acquisitions
February 8, 2023 Page 2
cc:       Lisa Haddad
FirstName LastName